Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FOCUS ENHANCEMENTS, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-3144936
(State or Other Jurisdiction of	(IRS Employer
Incorporation or Organization)	Identification No.)

1370 Dell Avenue

Campbell, California 95008

(408) 866-8300

(Address, including zip code, and telephone number, including area code, of principal executive offices)

Gary L. Williams

Vice President of Finance and Chief Financial Officer

FOCUS Enhancements, Inc.

1370 Dell Avenue

Campbell, California 95008

(408) 866-8300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jerrold F. Petruzzelli, Esq. and Craig D. Miller, Esq.

Manatt Phelps & Phillips, LLP

1001 Page Mill Road, Building 2

Palo Alto, CA  94304

(650) 812-1300

Facsimile:  (650) 213-0260

Approximate date of commencement of proposed sale to the public:  From time to time or at one time after the effective date of the Registration Statement as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered		Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	5,018,247	(1)	$0.70	$3,512,773	$375.87	(5)
Common Stock, par value $0.01 per share, including underlying warrants	1,756,384	(2)	$0.85	$1,492,926	$159.74	(6)
Common Stock, par value $0.01 per share, including underlying warrants	60,000	(3)	$1.00	$60,000	$6.42	(6)
Common Stock, par value $0.01 per share, including underlying warrants	40,000	(4)	$1.00	$40,000	$4.28	(6)
Total	6,874,631			$5,105,699	$546.31

(1)          Issued to accredited investors in private placement.

(2)          The shares being registered consist of 1,756,384 shares issuable upon exercise of common stock purchase warrants outstanding as of the date hereof issued in connection with a private placement to accredited investors and placement agents, and such indeterminate number of additional shares of common stock issuable for no additional consideration pursuant to the anti-dilution provisions of such warrants and by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.

(3)          The shares being registered consist of 60,000 shares issuable upon exercise of common stock purchase warrants outstanding as of the date hereof issued in connection with an extension of a bank line of credit, and such indeterminate number of additional shares of common stock issuable for no additional consideration pursuant to the anti-dilution provisions of such warrants and by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.

(4)          The shares being registered consist of 40,000 shares issuable upon exercise of common stock purchase warrants outstanding as of the date hereof issued in connection with investor relation services provided to the registrant, and such indeterminate number of additional shares of common stock issuable for no additional consideration pursuant to the anti-dilution provisions of such warrants and by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.

(5)          The registration fee is calculated pursuant to Rule 457(c) of the Securities Act of 1933 by taking the average of the bid and ask prices of the registrant’s Common Stock, $0.01 par value per share, of $0.70 on December 6, 2005 as reported on the NASDAQ Capital Market.

(6)          The registration fee is calculated pursuant to Rule 457(g) of the Securities Act of 1933 based on the strike price of the warrants issued to the placement agents.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell their securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated December 8, 2005

PROSPECTUS

FOCUS ENHANCEMENTS, INC.
6,874,631 SHARES OF COMMON STOCK

This prospectus covers up to 6,874,631 shares of our common stock, $0.01 par value per share, which may be offered for resale by the selling stockholders named in this prospectus and the persons to whom such selling stockholders may transfer their shares. No securities are being offered or sold by us pursuant to this prospectus. The selling stockholders acquired the common stock and warrants to purchase common stock directly from us in private placements that were exempt from the registration requirements of federal and state securities laws. See page 9 under the heading “Selling Stockholders.” Our filing of the registration statement, of which this prospectus is a part, is intended to satisfy our obligations to the selling stockholders identified in this prospectus to register for resale shares issued to them.

Pursuant to this prospectus, the selling stockholders may sell some or all of the shares they hold through ordinary brokerage transactions, directly to market makers of our shares, or through any of the other means described in the “Plan of Distribution” section of this prospectus, beginning on page 12 of this prospectus. Except for the exercise of warrants, the selling stockholders, and not us, will receive all of the proceeds from any sales of the shares, less any brokerage or other expenses of the sale incurred by them.

We will pay all registration expenses including, without limitation, all Securities and Exchange Commission (“SEC”) and blue sky registration and filing fees, printing expenses, transfer agents’ and registrars’ fees, and the fees and disbursements of our outside counsel in connection with this offering and up to $5,000 of professional service fees of the selling stockholders’ separate counsel, but the selling stockholders will pay all selling expenses including, without limitation, any underwriters’ or brokers’ fees or discounts relating to the shares registered hereby, or any additional fees or expenses of separate counsel to the selling stockholders.

Each selling shareholder and any broker executing selling orders on behalf of the selling stockholders, may be deemed to be an “underwriter” as such term is defined in the Securities Act of 1933, and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act.

Our common stock is listed on the NASDAQ Capital Market with the ticker symbol “FCSE.” On December 6, 2005, the closing price of our common stock on the NASDAQ Capital Market was $0.69 per share. Our principal executive offices are located at 1370 Dell Avenue, Campbell, California 95008, and our telephone number is (408) 866-8300.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 1 of this prospectus.

The date of this prospectus is               , 2005.

We have not authorized any person to give any information or make any statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.  You should not assume that the information in this prospectus is accurate as of any date after its date.

We have not authorized any person to give any information or make any statement that differs from what is in this prospectus.  If any person does make a statement that differs from what is in this prospectus, you should not rely on it.  This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy these securities in any state in which the offer or sale is not permitted.  The information in this prospectus is complete and accurate as of its date, but the information may change after that date.  You should not assume that the information in this prospectus is accurate as of any date after its date.

i

RISK FACTORS

You should carefully consider the following risks relating to our business and our common stock, together with the other information described elsewhere in this prospectus.  If any of the following risks actually occur, our business, results of operations and financial condition could be materially affected, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to our Business

We have a long history of operating losses.

As of September 30, 2005, we had an accumulated deficit of $86.1 million. We incurred net losses of $12.1 million, $11.0 million and $1.7 million for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003, respectively. There can be no assurance that we will ever become profitable. Additionally, our former independent registered public accounting firm has included an explanatory paragraph in their report on our consolidated financial statements for the year ended December 31, 2004 with respect to substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. At September 30, 2005, we had total stockholders’ equity of $11.7 million. To the extent we incur net losses and do not raise additional capital, our stockholders’ equity will be reduced.

We will need to raise additional capital through debt and equity securities financings to fund our operations.

Historically, we have met our short- and long-term extra cash needs through debt and the sale of common stock in private placements, because cash flow from operations has been insufficient to fund our operations. If we are unable to raise sufficient additional funds, we may not be able to fund our operations.

Future capital requirements will depend on many factors, including cash flow from operations, continued progress in research and development programs, competing technological and market developments, and our ability to market our products successfully. There can be no assurance that sufficient funds will be raised. Any equity financing or convertible debt financing would result in dilution to our existing stockholders and could have a negative effect on the market price of our common stock. Moreover, equity financing through the issuance of preferred stock could adversely affect the voting power, liquidation rights or other rights held by owners of common stock or other series of preferred stock. Furthermore, any additional debt financing will result in higher interest expense.

Our common stock currently does not meet the minimum bid price requirement to remain listed on the Nasdaq Capital Market. If we were to be delisted, it could make trading in our stock more difficult.

Our voting common stock is traded on the Nasdaq Capital Market. There are various quantitative listing requirements for a company to remain listed on the Nasdaq Capital Market, including maintaining a minimum bid price of $1.00 per share of common stock and maintaining stockholders’ equity of $2.5 million. On November 23, 2005, the Nasdaq Capital Market notified us that for the previous 30 consecutive business days, the bid price of our common stock had closed below the minimum $1.00 per share price requirement for continued inclusion under Nasdaq Marketplace Rules.

We have until May 22, 2006 to regain compliance with the Nasdaq Capital Market $1.00 minimum bid price rule. If at any time before May 22, 2006, the bid price of our common stock closes at $1.00 or more per share for a minimum of 10 consecutive business days, Nasdaq will notify us that we are in compliance with the Rules. If we do not regain compliance within the allotted compliance period, including any extensions that may be granted by Nasdaq, Nasdaq will notify us that our common stock will be delisted from The Nasdaq Capital Market, eliminating the only established trading market for our shares. We would then be entitled to appeal this determination to a Nasdaq Listing Qualifications Panel and request a hearing. The closing bid price of our common stock on December 6, 2005 was $0.69.

In the event we are delisted from the Nasdaq Capital Market, we would be forced to list our shares on the OTC Electronic Bulletin Board or some other quotation medium, such as pink sheets, depending on our ability to meet the specific listing requirements of those quotation systems. As a result, an investor might find it more difficult to trade, or to obtain accurate price quotations for, such shares. Delisting might also reduce the visibility, liquidity, and price of our voting common stock.

We are dependent upon a significant shareholder to meet our financing needs and there can be no assurance that this shareholder will continue to provide financing.

We have relied upon the ability of Carl Berg, a director and significant owner of our common stock, for interim financing needs. Mr. Berg has provided a personal guarantee to Samsung Semiconductor Inc., our contracted ASIC manufacturer, to secure our working capital requirements for ASIC purchase order fulfillment and a personal guarantee to Greater Bay Bank in connection with our $4.0 million accounts receivable-based line of credit facility and $2.5 million term loan. In connection with these guarantees, Mr. Berg maintains a security interest in all the company’s assets, subject to the bank’s lien on our accounts receivable. There can be no assurances that Mr. Berg will continue to provide such interim financing or personal guarantees, should we need additional funds or increased credit facilities with our vendors.

We have a significant amount of convertible securities that will dilute existing stockholders upon conversion.

At December 6, 2005, we had 3,161 shares of preferred shares issued and outstanding and 6,017,005 warrants and 7,535,114 options, which are all exercisable into shares of common stock. The 3,161 shares of preferred stock are convertible into 3,161,000 shares of our voting common stock. Furthermore, at December 6, 2005, 1,401,456 additional shares of common stock were available for grant to our employees, officers, directors and consultants under our current stock option and incentive plans. We also may issue additional shares in acquisitions. Any additional grant of options under existing or future plans or issuance of shares in connection with an acquisition will further dilute existing stockholders.

We are dependent on key management and technical personnel and the loss of one or more of those key personnel may materially and adversely affect our Ultra Wideband product development.

Competition for qualified employees and personnel in the video and communications technology industries is intense, and there are a limited number of qualified persons with knowledge of and experience in both video and communications semiconductor engineering. The process of recruiting personnel with the combination of technical and management skills and attributes required to execute our strategy of designing and producing Ultra Wideband technology is often lengthy. In particular, if we have to replace any of our key engineers or management members involved in the development of our Ultra Wideband products, we could experience delays in the completion of such products’ development and experience difficulties in transferring the knowledge necessary to do so. The loss of the services of any one of our senior Ultra Wideband management team or other key executives could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Any acquisitions of companies or technologies by us, including our acquisitions of COMO and Visual Circuits in 2004, may result in distraction of our management and disruptions to our business.

We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise, as was the case in February 2004 when we acquired the stock of COMO and in May 2004 when we acquired substantially all the assets of Visual Circuits. From time-to-time, we may engage in discussions and negotiations with companies regarding the possibility of acquiring or investing in their businesses, products, services or technologies. We may not be able to identify suitable acquisition or investment candidates in the future, or if we do identify suitable candidates, we may not be able to make such acquisitions or investments on commercially acceptable terms, if at all. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, technology or products and service offerings. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect the results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions and/or pay for the legal, accounting or finders fees, typically associated with an acquisition. The issuance of equity securities could be dilutive to our existing stockholders. In addition, the accounting treatment for any acquisition transaction may result in significant goodwill and intangible assets, which, if impaired, will negatively affect our consolidated results of operations. The accounting treatment for any potential acquisition may also result in a charge for in-process research and development expense, as was the case with the acquisition of Visual Circuits, which will negatively affect our consolidated results of operations.

We rely on certain vendors for a significant portion of our manufacturing. If these vendors experience delays in the production and shipping of our products, this would have an adverse effect on our results of operations.

Approximately 57% of the components for our products are manufactured on a turnkey basis by four vendors: BTW Inc., Furthertech Company Ltd., Samsung Semiconductor Inc. and Veris Manufacturing. If these vendors experience production or shipping problems for any reason, we in turn could experience delays in the production and shipping of our products, which would have an adverse effect on our results of operations.

We are dependent on our suppliers. If our suppliers experience labor problems, supply shortages or product discontinuations, this would have an adverse effect on our results of operations.

We purchase all of our parts from outside suppliers and from time-to-time experience delays in obtaining some components or peripheral devices. Additionally, we are dependent on sole source suppliers for certain components.  There can be no assurance that labor problems, supply shortages or product discontinuations will not occur in the future, which could significantly increase the cost, or delay shipment, of our products, which in turn could adversely affect our results of operations.

If we fail to meet certain covenants in our credit facility, we may not be able to draw down on such facility and our ability to finance our operations could be adversely affected.

We have a $4.0 million credit line under which we can borrow up to 90% of our eligible outstanding accounts receivable and a $2.5 million term loan. The various agreements in connection with such credit line and term loan require us to maintain certain covenants. In the event we are not able to obtain a waiver for any covenant violation, and/or remain out of compliance with a particular covenant, we will not be able to draw down on the line of credit or term loan, and any amounts outstanding under such line of credit or term loan may become immediately due and payable, either of which could have a material adverse impact on our financial condition and results of operation.

Furthermore, the restrictions contained in the line of credit and term loan documents, as well as the terms of other indebtedness we may incur from time-to-time, could limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans. These restrictions could also adversely affect our ability to finance our operations or other capital needs, or to engage in other business activities that would be in our interest.

If we are unable to renew our credit facility and term loan on favorable terms, our ability to finance our operations would be adversely impacted.

We have a $4.0 million credit line and a $2.5 million term loan. If we are unable to renew the credit line or term loan, both of which expire on December 24, 2006, on favorable terms, we would be required to immediately pay all outstanding obligations under such credit line and term loan. Repayment of the principal amounts due under our credit line and term loan could adversely affect our other capital requirements, as well as our ability to finance our operations on an ongoing basis.

We depend on a few customers for a high percentage of our revenues and the loss or failure to pay of any one of these customers could result in a substantial decline in our revenues and profits.

For the nine months ended September 30, 2005, our five largest customers in aggregate provided 28% of our total revenues and as of September 30, 2005 comprised 38% of our accounts receivable balance. We do not have long-term contracts requiring any customer to purchase any minimum amount of products. There can be no assurance that we will continue to receive orders of the same magnitude as in the past from existing customers or will be able to market our current or proposed products to new customers. The loss of any major customer, the failure of any such identified customer to pay us, or to discontinue issuance of additional purchase orders, would have a material adverse effect on our revenues, results of operation, and business as a whole, absent the timely replacement of the associated revenues and profit margins associated with such business. Furthermore, many of our products are dependent upon the overall success of our customers’ products, over which we often have no control.

Our quarterly financial results are subject to significant fluctuations and if actual revenues are less than projected revenues, we may be unable to reduce expenses proportionately, and our operating results, cash flows and liquidity would likely be adversely affected.

We have been unable in the past to accurately forecast our operating expenses or revenues. Revenues currently depend heavily on volatile customer purchasing patterns. If actual revenues are less than projected revenues, we may be unable to reduce expenses proportionately, and our operating results, cash flows and liquidity would likely be adversely affected.

Our markets are subject to rapid technological change, and to compete effectively, we must continually introduce new products, requiring significant influx of additional capital.

Many of our markets are characterized by extensive research and development and rapid technological change resulting in short product life cycles. Development by others of new or improved products, processes or technologies may make our products or proposed products obsolete or less competitive. We must devote substantial efforts and financial resources to enhance our existing products and to develop new products, including our significant investment in UWB technology. To fund such ongoing research and development, we will require a significant influx of additional capital. There can be no assurance that we will succeed with these efforts. Failure to effectively develop such products, notably our UWB technology, could have a material adverse effect on our financial condition and results of operations.

We may not be able to protect our proprietary information.

As of September 30, 2005 we held six patents and four pending applications, one of which combined five previous provisional patent applications, in the United States. Certain of these patents have also been filed and issued in countries outside the United States. We treat our technical data as confidential and rely on internal non-disclosure safeguards, including confidentiality agreements with employees, and on laws protecting trade secrets, to protect our proprietary information. There can be no assurance that these measures will adequately protect the confidentiality of our proprietary information or prove valuable in light of future technological developments.

There can be no assurance that third parties will not assert infringement claims against us or that such assertions will not result in costly litigation or require us to license intellectual proprietary rights from third parties. In addition, there can be no assurance that any such licenses would be available on terms acceptable to us, if at all.

Delays in product development could adversely affect our market position or customer relationships.

We have experienced delays in product development in the past and may experience similar delays in the future. Given the short product life cycles in the markets for certain products, any delay or unanticipated difficulty associated with new product introductions or product enhancements could cause us to lose customers and damage our competitive position.  Prior delays have resulted from numerous factors, such as:

•              changing product specifications;

•              the discontinuation of certain third party components;

•              difficulties in hiring and retaining necessary personnel;

•              difficulties in reallocating engineering resources and other resource limitations;

•              difficulties with independent contractors;

•              changing market or competitive product requirements;

•              unanticipated engineering complexity;

•              undetected errors or failures in software and hardware; and

•              delays in the acceptance or shipment of products by customers.

The development of new, technologically advanced products, including our significant investment in UWB, is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. In order to compete, we must be able to deliver products to customers that are highly reliable, operate with the customer’s existing equipment, lower the customer’s costs of acquisition, installation and maintenance, and provide an overall cost-effective solution. We may not be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, our new products may not gain market acceptance or we may not be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Our failure to respond effectively to technological changes would significantly harm our business.  Finally, there can be no assurances we will be successful in these efforts.

If we are unable to respond to rapid technological change in a timely manner, then we may lose customers to our competitors.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our products. Our industry is characterized by rapid technological change, changes in user and customer requirements and preferences and frequent new product and service introductions. If competitors introduce products and services embodying new technologies, or if new industry standards and practices emerge, then our existing proprietary technology and systems may become obsolete.  Our future success will depend on our ability to do the following:

•        both license and internally develop leading technologies useful in our business;

•        enhance our existing technologies;

•        develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers; and

•        respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

To develop our proprietary technology entails significant technical and business risks. We may use new technologies ineffectively, or we may fail to adapt our proprietary technology and transaction processing systems to customer requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements, then our customers may forego the use of our services and use those of our competitors.

We typically operate without a significant amount of backlog, which could have an adverse impact on our operating results.

We typically operate with a small amount of backlog. Accordingly, we generally do not have a material backlog of unfilled orders, and revenues in any quarter are substantially dependent on orders booked in that quarter. Any significant weakening in current customer demand would therefore have, and has had in the past, an almost immediate adverse impact on our operating results.

Our common stock price is volatile.

The market price for our voting common stock is volatile and has fluctuated significantly to date. For example, between January 1, 2005 and December 6, 2005, the per share price has fluctuated between $0.62 and $1.22 per share, closing at $0.69 on December 6, 2005. The trading price of our voting common stock is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•              actual or anticipated variations in our quarterly operating results;

•              announcements of technological innovations or failures, new sales formats or new products or services by us or our competitors;

•              cyclical nature of consumer products using our technology;

•              changes in financial estimates by us or securities analysts;

•              changes in the economic performance and/or market valuations of other multi-media, video scan companies;

•              announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•              additions or departures of key personnel;

•              additions or losses of significant customers; and

•              sales of common stock or issuance of other dilutive securities.

In addition, the securities markets have experienced extreme price and volume fluctuations in recent times, and the market prices of the securities of technology companies have been especially volatile. These broad market and industry factors may adversely affect the market price of common stock, regardless of actual operating performance. In the past, following periods of volatility in the market price of stock, many companies have been the object of securities class action litigation, including us. If we are sued in a securities class action, then it could result in additional substantial costs and a diversion of management’s attention and resources.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and may adversely affect our business.

The European Parliament has enacted the Restriction on Use of Hazardous Substances Directive, or RoHS Directive, which restricts the use of certain hazardous substances in electrical and electronic equipment. We may need to redesign products containing hazardous substances regulated under the RoHS Directive to reduce or eliminate those regulated hazardous substances in our products. As an example, certain of our products include lead, which is included in the list of restricted substances.

We are in the process of evaluating the impact of this directive on our business and have not yet estimated the potential costs of compliance.

Risks Related to Our Industry

International sales are subject to significant risk.

Our revenues from outside the United States are subject to inherent risks related thereto, including currency rate fluctuations, the general economic and political conditions in each country. There can be no assurance that an economic or currency crisis experienced in certain parts of the world will not reduce demand for our products and therefore have a material adverse effect on our revenue or operating results.

Our businesses are very competitive.

The computer peripheral markets are extremely competitive and are characterized by significant price erosion over the life of a product. We currently compete with other developers of video conversion products and with video-graphic integrated circuit developers. Many of our competitors have greater market recognition and greater financial, technical, marketing and human resources. There can be no assurance that we will be able to compete successfully against existing companies or new entrants to the marketplace.

The video production equipment market is highly competitive and is characterized by rapid technological change, new product development and obsolescence, evolving industry standards and significant price erosion over the life of a product. Competition is fragmented with several hundred manufacturers supplying a variety of products to this market. We anticipate increased competition in the video post-production equipment market from both existing manufacturers and new market entrants. Increased competition could result in price reductions, reduced margins and loss of market share, any of which could materially and adversely affect our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current and future competitors in this market.

Often our competitors have greater financial, technical, marketing, sales and customer support resources, greater name recognition and larger installed customer bases than we possess. In addition, some of our competitors also offer a wide variety of video equipment, including professional video tape recorders, video cameras and other related equipment. In some cases, these competitors may have a competitive advantage based upon their ability to bundle their equipment in certain large system sales.

We are exposed to general economic conditions that have resulted in significantly reduced sales levels.  If we experience adverse economic conditions our business, financial condition and operating results could be adversely impacted.

If we experience adverse economic conditions in the United States and throughout the world, we may continue to experience a material adverse impact on our business, operating results, and financial condition. A prolonged continuation or worsening of sales trends may require additional actions and charges to reduce cost of sales and operating expenses in subsequent quarters. We may be unable to reduce cost of sales and operating expenses at a rate and to a level consistent with such a future adverse sales environment. If we must undertake further expense reductions, we may incur significant incremental special charges associated with such expense reductions that are disproportionate to sales, thereby adversely affecting our business, financial condition and operating results. Adverse economic conditions could decrease demand for our products, increase delinquencies in payments and otherwise have an adverse impact on our business.

Recent corporate bankruptcies, accounting irregularities, and alleged insider wrong doings have negatively affected general confidence in the stock markets and the economy, causing the United States Congress to enact sweeping legislation, which will increase the costs of compliance.

In an effort to address growing investor concerns, the United States Congress passed, and on July 30, 2002, President Bush signed into law, the Sarbanes-Oxley Act of 2002. This sweeping legislation primarily impacts investors, the public accounting profession, public companies, including corporate duties and responsibilities, and securities analysts. Some highlights include establishment of a new independent oversight board for public accounting firms, enhanced disclosure and internal control requirements for public companies and their insiders, required certification by CEO’s and CFO’s of Securities and Exchange Commission financial filings, prohibitions on certain loans to offices and directors, efforts to curb potential securities analysts’ conflicts of interest, forfeiture of profits by certain insiders in the event financial statements are restated, enhanced board audit committee requirements, whistleblower protections, and enhanced civil and criminal penalties for violations of securities laws. Such legislation and subsequent regulations will increase the costs of securities law compliance for publicly traded companies such as us.

We are exposed to potential risks from legislation requiring companies to evaluate financial controls under Section 404 of the Sarbanes-Oxley Act of 2002.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and report on our system of internal controls. We will be required to meet the requirements of the Sarbanes-Oxley Act by December 31, 2006 if our market capitalization, adjusted for certain items, is greater than $75 million on June 30, 2006, otherwise we must meet the requirements by December 31, 2007. Compliance with the requirements of Section 404 is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, or if our independent registered public accounting firm cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

NOTE ON FORWARD LOOKING STATEMENTS

From time to time, information provided by Focus Enhancements Inc. (“Focus”) or statements made by its employees may contain “forward looking” information within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and as such, may involve risks and uncertainties. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations, are generally identifiable by the use of words or phrases such as “believe”, “plan”, “expect”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “may increase”, “may fluctuate”, “may improve” and similar expressions or future or conditional verbs such as “should”, “would”, and “could”. These forward-looking statements relate to, among other things, expectations of the business environment in which we operate, opportunities and expectations regarding technologies, anticipated performance or contributions from new and existing employees, proposed acquisitions, projections of future performance, possible changes in laws and regulations, potential risks and benefits arising from the implementation of our strategic and tactical plans, perceived opportunities in the market, potential actions of significant stockholders and investment banking firms, and statements regarding our mission and vision. Our actual results, performance, and achievements may differ materially from the results, performance, and achievements expressed or implied in such forward-looking statements due to a wide range of factors. Factors that may cause such differences include, without limitation, the availability of capital to fund our future cash needs, reliance on major customers, history of operating losses, failure to integrate new acquisitions, the actual amount of charges and transaction expenses associated with the acquisitions, the ability to recognize expected synergies upon acquisition and the related benefits envisioned by us, market acceptance of our products, technological obsolescence, competition, component supply problems and protection of proprietary information, as well as the accuracy of our internal estimates of revenue and operating expense levels.  Each forward looking statement should be read in conjunction with the “Risk Factors” included in this prospectus, together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto, contained in our periodic reports filed with the SEC. We do not undertake, and specifically disclaim any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

FOCUS ENHANCEMENTS, INC.

Founded in 1991, Focus is a designer of solutions in advanced, proprietary video technology.  Headquartered in Campbell, California, we design, develop, and market video solutions in two distinct markets:  advanced, proprietary video conversion ICs (Integrated Circuits) and affordable, high quality, digital-video conversion and video production equipment.  Semiconductor (Integrated Circuit) products include designs for PCs, Game Cards, Internet TV, set-top boxes, Internet appliances, and interactive TV applications, and they are sold directly to Original Equipment Manufacturers (OEMs). Our complete line of video presentation and video production devices are sold globally through resellers and distributors to the broadcast, education, cable, business, industrial, presentation, Internet, gaming, home video production and Home Theater markets.

Our main address is 1370 Dell Avenue, Campbell, California 95008 and our telephone number is (408) 866-8300.  Our Web site is located at http://www.Focusinfo.com.  Information contained in our Web site is not part of this prospectus.

THE TRANSACTIONS

Private Placement

On November 7, 2005, we completed the sale of 5,018,247 shares of our common stock at a purchase price of $0.66 per share in a private placement to nine independent third party investors, receiving proceeds of approximately $3.0 million, net of offering costs of approximately $312,000. Additionally, we issued warrants to the investors and placement agents to purchase an aggregate of 1,756,384 shares of common stock at an exercise price of $0.85 per share. The warrants expire on November 7, 2010.

Investor Relations Services

On December 6, 2005, we issued a warrant to purchase up to 60,000 shares of our common stock to Crestline Consultancy Ltd., London, England for European investor relation services. The warrant has an exercise price of $1.00 per share and expires on December 6, 2009.

Line of Credit

On December 1, 2005, we renewed our $4.0 million line of credit from a bank. The line of credit, which had expired on November 15, 2005, now has a maturity date of December 24, 2006, subject to certain conditions. In connection with the renewal, on December 6, 2005, we issued to the bank a warrant to purchase up to 40,000 shares of our common stock at an exercise price of $1.00 per share. The warrant expires on December 6, 2010.

Common Stock

The common stock shares initially issued in the above transactions were exempt from the registration requirements of the Securities Act of 1933, as amended.

The terms of the common stock are described in this prospectus under the heading “Description of Capital Stock” on page 15. Copies of the purchase agreement, the registration rights agreement and the form of warrant, have been filed as exhibits to the registration statement (of which this prospectus is a part), which are incorporated by reference in this prospectus.

USE OF PROCEEDS

Except for the exercise of warrants, we will not receive any of the proceeds from the sale of shares by the selling stockholders. In the event all 1,856,384 warrants were exercised, we would receive gross proceeds of $1.6 million.  We are paying the expenses of registration of the shares being offered under this prospectus.

DILUTION

As of  December 6, 2005, 5,018,247 shares of the 6,874,631 shares being offered pursuant to this prospectus were issued in a private placement and are already outstanding. In addition, we may issue 1,856,384 shares upon the exercise of the warrants issued in connection with the referenced transactions. The issuance of these additional 1,856,384 shares will dilute our current stockholders by approximately 2.7%.

SELLING STOCKHOLDERS

The following table sets forth:  (i) the number of shares of Focus common stock beneficially owned by each selling shareholder as of December 6, 2005 and (ii) the number of shares of Focus common stock to be offered hereby by each selling shareholder. Other than as disclosed in this prospectus, no selling shareholder has had any position, office or other material relationship with us during the past three years. The information set forth below is based on information provided by each selling shareholder.

Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling stockholders. The percentage ownership data is based on 67,719,710 shares of our common stock outstanding as of December 6, 2005 as well as 1,856,384 warrants to purchase common stock issued to the selling stockholders and assumed as exercised as of such date.

The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling stockholders defined below.

Security Ownership (1)

Name	Shares Beneficially Owned Prior to Offering	Shares to be Sold in the Offering		Shares Beneficially Owned After Offering (20)

Chestnut Ridge Partners, LP	285,128	285,128	(2)	—	*
Crescent International Limited	942,255	570,255	(3)	372,000	*
GSSF Master Fund, LP	1,209,956	1,140,511	(4)	69,445	*
Icon Capital Partners, LP	190,085	190,085	(5)	—	*
Iroquois Master Fund Limited	475,213	475,213	(6)	—	*
Nite Capital LP	1,140,511	1,140,511	(7)	—	*
Omicron Master Trust	356,368	190,085	(8)	166,283	*
Stonestreet, LP	728,576	570,255	(9)	158,321	*
Whalehaven Capital Fund Limited	1,752,433	1,710,766	(10)	41,667	*
First Montauk Securities Corporation	37,637	37,637	(11)	—	*
Rodman & Renshaw LLC	664,385	200,730	(12)	463,655	*
Robert Ainbinder	75,273	75,273	(13)	—	*
Herb Kurinsky	18,818	18,818	(14)	—	*
Victor Kurylak	18,818	18,818	(15)	—	*
Ernest Pellegrino	75,273	75,273	(16)	—	*
Max Povolotsky	75,273	75,273	(17)	—	*
Crestline Consultancy Ltd.	60,000	60,000	(18)	—	*
Greater Bay Bank N.A.	40,000	40,000	(19)	—	*

		6,874,631

*              Represents beneficial ownership of less than one percent

(1)           This table has been prepared based solely upon information furnished to us as of December 6, 2005 by the selling stockholders listed above. The selling stockholders identified above may have sold, transferred or otherwise disposed shares of our common stock.

(2)           Chestnut Ridge Partners, LP.  Includes 57,026 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 6, 2005. In accordance with rule 13d-3 under the Securities Exchange Act of 1934, as amended, Kenneth Pasternak may be deemed a control person, with voting and investment control, of the shares owned by such entity. The selling stockholder has notified us that they are not broker-dealers or affiliates of broker-dealers and that they believe they are not required to be broker-dealers. See also “The Transactions – Private Placement.”

(3)           Crescent International Limited. Includes 231,051 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 6, 2005.  Mel Craw, Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara (Switzerland) SA, the investment advisor to Crescent International Ltd., have voting and investment control over the shares owned by Crescent International Ltd.  The selling stockholder has notified us that they are not broker-dealers or affiliates of broker-dealers and that they believe they are not required to be broker-dealers. Messrs. Craw, Brezzi and Taleb-Ibrahimi disclaim beneficial ownership of such shares.  See also “The Transactions – Private Placement.”

(4)           GSSF Master Fund, LP. Includes 297,547 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 6, 2005. The selling stockholder has notified us that they are not broker-dealers or affiliates of broker-dealers and that they believe they are not required to be broker-dealers.

Tom C. Davis, as Managing Director has voting and investment control over the shares. See also “The Transactions – Private Placement.”

(5)           Icon Capital Partners, LP. Includes 38,017 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 6, 2005. Adam Cabibi, as Managing Director has voting and dispositive power over the shares. See also “The Transactions – Private Placement.”

(6)           Iroquois Master Fund Limited. Includes 95,043 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 6, 2005.  In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Joshua Silverman may be deemed a control person, with voting and investment control, of the shares owned by such entity. The selling stockholder has notified us that they are not broker-dealers or affiliates of broker-dealers and that they believe they are not required to be broker-dealers. Mr. Silverman disclaims any beneficial ownership over the securities. See also “The Transactions – Private Placement.”

(7)           Nite Capital LP. Includes 228,102 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 6, 2005. In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Keith Goodman may be deemed a control person, with voting and investment control, of the shares owned by such entity. The selling stockholder has notified us that they are not broker-dealers or affiliates of broker-dealers and that they believe they are not required to be broker-dealers. Mr. Goodman disclaims any beneficial ownership over the securities. See also, “The Transactions – Private Placement.”

(8)           Omicron Master Trust. Includes 38,107 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 6, 2005.  Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron.  By reason of such relationships, Omicron, Capital and OCI may be deemed to share dispositive power over the shares of common stock owned by Omicron.  Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of common stock.  Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of December 6, 2005, Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron.  By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of common stock owned by Omicron.  Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority.  No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended.  The selling stockholder has notified us that they are not broker-dealers or affiliates of broker dealers and that they believe they are not required to be broker dealers.  Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s, Regulation 13D-G) controls Omicron and Winchester.  See also “The Transactions – Private Placement.”

(9)           Stonestreet LP. Includes 183,495 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of December 6, 2005. The selling stockholder has notified us that they are not broker-dealers or affiliates of broker-dealers and that they believe they are not required to be broker-dealers. Michael Finkelstein, as President of Stonestreet LP, has voting and investment control over the shares.  See also “The Transactions – Private Placement.”

(10)         Whalehaven Capital Fund Limited. Includes 383,820 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 6, 2005. The selling stockholder has notified us that they are not broker-dealers or affiliates of broker-dealers and that they believe they are not required to be broker-dealers. Evan Schemenauer, Arthur Jones, and Jennifer Kelly, as Directors of Whalehaven Capital, have voting and investment control over the securities.  See “The Transactions – Private Placement.”

(11)         First Montauk Securities Corporation. Includes 37,637 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 6, 2005. First Montauk Securities, a registered broker-dealer, served as a placement agent for the private placement and received the securities included for registration as compensation for the placement services only. First Montauk Securities’ Board of Directors may be deemed control persons, having voting and investment control over the securities. See also “The Transactions – Private Placement.”

(12)         Rodman & Renshaw, LLC. Consists of 200,730 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 6, 2005. Rodman & Renshaw, a registered broker-dealer, received the securities included for registration as compensation for placement agency services. Thomas G. Pinou has voting and investment control over the securities. Mr. Pinou disclaims any beneficial ownership over the securities. See also “The Transactions – Private Placement.”

(13)         Robert Ainbinder. Includes 75,273 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 6, 2005. Mr. Ainbinder an employee of First Montauk Securities, a registered broker dealer, received such securities as compensation for the placement agent services rendered by First Montauk Securities Corporation. See also, “The Transactions – Private Placement.”

(14)         Herb Kurinsky. Includes 18,818 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 6, 2005. Mr. Kurinsky an employee of First Montauk Securities, a registered broker dealer, received such securities as compensation for the placement agency services rendered by First Montauk Securities Corporation. See also, “The Transactions – Private Placement.”

(15)         Victor Kurylak. Includes 18,818 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 6, 2005. Mr. Kurylak an employee of First Montauk Securities, a registered broker dealer, received such securities as compensation for the placement agency services rendered by First Montauk Securities Corporation. See also, “The Transactions – Private Placement.”

(16)         Ernest Pellegrino. Includes 75,273 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 6, 2005. Mr. Pellegrino an employee of First Montauk Securities, a registered broker dealer, received such securities as compensation for the placement agency services rendered by First Montauk Securities Corporation. See also, “The Transactions – Private Placement.”

(17)         Max Povolotsky. Includes 75,273 shares of common stock issuable upon exercise of warrants exercisable within 60 days of December 6, 2005. Mr. Povolotsky an employee of First Montauk Securities, a registered broker dealer, received such securities as compensation for the placement services. See also, “The Transactions – Private Placement.”

(18)         Crestline Consultancy Ltd. Includes 60,000 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of December 6, 2005. Catherine Buyck, as Director has voting and investment control over the securities.  The selling stockholder has notified us that they are not broker-dealers or affiliates of broker-dealers and that they believe they are not required to be broker-dealers. See also “The Transactions – Investor Relations Services.”

(19)         Greater Bay Bank N.A. Includes 40,000 shares of common stock issuable upon exercise of warrants within 60 days of December 6, 2005. The selling stockholder has notified us that they are not broker-dealers or affiliates of broker-dealers and that they believe they are not required to be broker-dealers.  See also “The Transactions - Line of Credit.”

(20)         Assumes all shares being offered by this prospectus are sold.

PLAN OF DISTRIBUTION

We are registering the shares of stock being offered by this prospectus for resale in accordance with certain registration rights granted the selling stockholders, including their pledgees, donees, transferees or other successors-in-interest, who may sell the shares from time to time, or who may also decide not to sell any or all of the shares that may be sold under this prospectus. We will pay all registration expenses including, without limitation, all the SEC and blue sky registration and filing fees, printing expenses, transfer agents’ and registrars’ fees, and the fees and disbursements of our outside counsel in connection with this offering, and up to $5,000 of professional service fees of the selling stockholders separate counsel, but the selling stockholders will pay all selling expenses including, without limitation, any underwriters’ or brokers’ fees or discounts relating to the shares registered hereby, or any additional fees or expenses of separate counsel to the selling stockholders.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•      ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•      block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•      purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•      an exchange distribution in accordance with the rules of the applicable exchange;

•      privately negotiated transactions;

•      settlement of short sales made after the time the registration statement of which this prospectus forms a part was declared effective;

•      broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•      a combination of any such methods of sale;

•      through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•      any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Selling stockholders First Montauk Securities Corporation and Rodman & Renshaw LLC are broker-dealers and accordingly are underwriters within the meaning of the Securities Act in connection with the resale of their shares. Neither of these broker-dealers has the right to designate or nominate a member of the Board of Directors. Any commissions received by such broker-dealers and any profit on the resale of the shares purchased by them will be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders Icon Capital Partners, Robert Ainbinder, Herb Kurinsky, Victor Kurylak, Ernest Pellegrino and Max Povolotsky, have informed us that they are affiliates of broker-dealers but at the time they purchased our securities they did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities being sold pursuant to this prospectus.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which all of the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale. Any pledgee, donee, assignee, transferee or other successor-in-interest of a selling stockholder that intends to offer or sell shares through this prospectus will be named in a prospectus supplement, if required

Except for the exercise of warrants, we will not receive any of the proceeds from the selling stockholders’ sale of our common stock.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue up to 100,000,000 shares of common stock, $0.01 par value per share, and 3,000,000 shares of preferred stock, $0.01 par value per share. As of December 6, 2005, 67,719,710 shares of common stock, 2,744 shares of series B convertible preferred stock and 417 shares of series C convertible preferred stock were issued and outstanding. All of the outstanding capital stock is, and will be, fully paid and non-assessable.

Common Stock

Holders of common stock are entitled to one vote per share. All actions submitted to a vote of stockholders are voted on by holders of common stock voting together as a single class. Holders of common stock are not entitled to cumulative voting in the election of directors. Our Board of Directors is divided into three classes, each serving staggered three-year terms. As a result, one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. This provision in our charter may have the effect of delaying or preventing changes in control or management.

Holders of common stock are entitled to receive dividends in cash or in property on an equal basis, if and when dividends are declared on the common stock by our board of directors, subject to any preference in favor of outstanding shares of preferred stock, if there are any.

In the event of liquidation of our company, all holders of common stock will participate on an equal basis with each other in our net assets available for distribution after payment of our liabilities and payment of any liquidation preferences in favor of outstanding shares of preferred stock.

Holders of common stock are not entitled to preemptive rights and the common stock is not subject to redemption.

The rights of holders of common stock are subject to the rights of holders of any preferred stock that we designate or have designated. The rights of preferred stockholders may adversely affect the rights of the common stockholders.

Preferred Stock

Our board of directors has the ability to issue up to 3,000,000 shares of preferred stock in one or more series, without stockholder approval.  The board of directors may designate for the series:

•                  the number of shares and name of the series,

•                  the voting powers of the series, including the right to elect directors, if any,

•                  the dividend rights and preferences, if any,

•                  redemption terms, if any,

•                  liquidation preferences and the amounts payable on liquidation or dissolution, and

•                  the terms upon which such series may be converted into any other series or class of our stock, including the common stock and any other terms that are not prohibited by law.

It is impossible for us to state the actual effect it will have on common stock holders if the board of directors designates a new series of preferred stock. The effects of such a designation will not be determinable until the rights accompanying the series have been designated. The issuance of preferred stock could adversely affect the voting power, liquidation rights or other rights held by owners of common stock or other series of preferred stock. The board of directors’ authority to issue preferred stock without stockholder approval could make it more difficult for a third party to acquire control of our company, and could discourage any such attempt. We have no present plans to issue any additional shares of preferred stock.

Series B Preferred Stock

The board of directors of Focus adopted a Certificate of Designation whereby a total of 3,000 shares of Series B Preferred Stock, $0.01 par value per share are authorized for issuance. Each share has a liquidation preference in the amount of $1,190.48 plus all accrued or declared but unpaid dividends. Cash dividends on the stock are non-cumulative and are paid at the option of the board of directors. If paid, the rate shall be seven percent per annum. The board does not presently intend to pay dividends on the stock. At the option of the holder, each share is convertible into 1,000 shares of our common stock. At December 6, 2005, there were 2,744 shares of Series B Preferred Stock outstanding.

Series C Preferred Stock

The board of directors of Focus adopted a Certificate of Designation whereby a total of 500 shares of Series C Preferred Stock, $0.01 par value per share are authorized for issuance. Each share has a liquidation preference in the amount of $1,560.00 plus all accrued or declared but unpaid dividends. Cash dividends on the stock are non-cumulative and are paid at the option of the board of directors. If paid, the rate shall be seven percent per annum. The board does not presently intend to pay dividends on the stock. At the option of the holder, each share is convertible into 1,000 shares of our common stock. At December 6, 2005, there were 417 shares of Series C Preferred Stock outstanding.

Options and Warrants

As of December 6, 2005, 7,535,114 options to purchase shares of common stock were outstanding under our approved stock option plans and 1,401,456 shares of common stock were available for future grants under our stock option plans. We have also issued warrants totaling 6,017,005 common stock shares. Holders of options and warrants do not have any of the rights or privileges of our stockholders, including voting rights, prior to exercise of the options and warrants. The number of shares of common stock for which these options and warrants are exercisable and the exercise price of these options and warrants are subject to proportional adjustment for stock splits and similar changes affecting our common stock. We have reserved sufficient shares of authorized common stock to cover the issuance of common stock subject to the options and warrants.

LEGAL MATTERS

Manatt, Phelps & Phillips LLP, Los Angeles, California, will pass upon the validity of our securities and certain other legal matters in connection with our offering of our securities.

EXPERTS

The consolidated financial statements of Focus as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, incorporated in this prospectus by reference from Focus’ Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the substantial doubt about Focus’ ability to continue as a going concern), which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Visual Circuits as of and for the years ended September 30, 2003 and 2002 have been audited by McGladrey & Pullen LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph regarding Visual Circuit’s ability to continue as a going concern), which is incorporated by reference in this registration statement, in reliance upon the report of such firm given their authority as experts in accounting and auditing.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION – ACQUISITION OF VISUAL CIRCUITS CORPORATION

Overview

On May 28, 2004, Focus acquired substantially all the assets and assumed certain liabilities of Visual Circuits pursuant to an Agreement and Plan of Reorganization. Under the terms of the agreement Visual Circuits received 3,805,453 shares of voting common stock of Focus, including approximately 380,000 shares placed in escrow for the recovery by Focus of any losses resulting from the breach of covenants by Visual Circuits. In connection with this transaction, Focus paid vFinance Investments, Inc., (a related party) a success fee of $168,000 and 80,000 shares of Focus’ common stock. The purchase price of approximately $8.9 million consisted of the fair value of the shares of Focus common stock issued to Visual Circuits, excluding a portion of the escrow shares associated with amounts owed by Visual Circuits to Focus, 80,000 shares distributed to vFinance Investments, Inc., and acquisition costs of approximately $440,000. The acquisition costs consisted of financial advisory, legal and accounting fees and other direct transaction costs. For further discussion of the risks associated with the potential acquisition, see “Risk Factors.”

The accompanying unaudited pro forma combined condensed consolidated statements of operations present the results of operations of Focus for the year ended December 31, 2004 combined with the statement of operations of Visual Circuits for the period from January 1, 2004 through May 28, 2004. The unaudited pro forma combined condensed consolidated statements of operations give effect to this acquisition as if it had occurred as of January 1, 2004. The pro forma combined financial statements are based on the respective historical consolidated financial statements and the notes thereto of Focus and Visual Circuits, which are included or incorporated herein by reference. The pro forma adjustments are based on management’s estimates and a valuation of the intangible assets acquired.

The unaudited pro forma combined condensed consolidated statements of operations are not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the dates indicated and should not be construed as being a representation of future operating results of the combined companies. There can be no assurance that Focus will not incur additional charges related to the Reorganization or that management will be successful in its effort to integrate the operations of the two companies.

The unaudited pro forma combined condensed consolidated statements of operations should be read in conjunction with the audited consolidated financial statements and related notes of Focus and Visual Circuits, which are either included or incorporated by reference herein.

Unaudited Pro Forma Condensed Consolidated
Statement of Operations
For the twelve months ended December 31, 2004
(in thousands, except per-share data)

	Focus Actual	Visual Actual	Pro forma Adjustments		Pro forma Combined
	January 1, 2004 to December 31, 2004	January 1, 2004 to May 28, 2004

Net revenues	$20,015	$1,782	$—		$21,797
Cost of goods sold	13,514	963	—		14,477

Gross profit	6,501	819	—		7,320

Operating expenses:
Sales, marketing and support	4,853	407	—		5,260
General and administrative	3,110	373	—		3,483
Research and development	8,558	481	—		9,039
Amortization of intangible assets	860	—	147	(A)	1,007
In-process research and development	300	—	—		300

Total operating expenses	17,681	1,261	147		19,089

Loss from operations	(11,180)	(442)	(147)		(11,769)
Interest income (expense), net	(80)	3	—		(77)
Other income, net	(7)	39	—		32

Loss before income taxes	(11,267)	(400)	(147)		(11,814)
Income tax expense	(282)	—	—		(282)

Net loss	$(10,985)	$(400)	$(147)		$(11,532)

Basic and diluted net loss per share	$(0.22)				$(0.22)

Number of shares used in basic and diluted computation	50,078		1,586	(B)	51,664

See accompanying notes to unaudited pro forma combined condensed consolidated financial information.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENTS OF FOCUS AND VISUAL

1.             Basis of Pro Forma Presentation

On May 28, 2004, Focus acquired substantially all the assets and assumed certain liabilities of Visual Circuits pursuant to an Agreement and Plan of Reorganization. Under the terms of the agreement Visual Circuits received 3,805,453 shares of voting common stock of Focus, including approximately 380,000 shares placed in escrow for the recovery by Focus of any losses resulting from the breach of covenants by Visual Circuits. In connection with this transaction, Focus paid vFinance Investments, Inc., (a related party) a success fee of $168,000 and 80,000 shares of Focus’ common stock. The purchase price of approximately $8.9 million consisted of the fair value of the shares of Focus common stock issued to Visual Circuits, excluding a portion of the escrow shares associated with amounts owed by Visual Circuits to Focus, 80,000 shares distributed to vFinance Investments, Inc., and acquisition costs of approximately $440,000. The acquisition costs consisted of financial advisory, legal and accounting fees and other direct transaction costs.

The average market price per share of Focus voting common stock of $2.29 is based on the average closing price for a range of trading days (January 23, 2004 through February 2, 2004) around the announcement date (January 28, 2004) of the Reorganization Agreement.

The total purchase cost of the Visual Circuits’ transaction is as follows (in thousands):

Value of common shares issued	$8,488
Transaction costs and expenses	440
Total purchase cost	$8,928

The purchase price allocation is as follows (in thousands):

(In thousands)	Purchase Price Allocation	Annual Amortization	Useful Lives

Assets acquired	$1,180	n/a	n/a
Intangible asset: Existing technology	1,060	354	3 years
Goodwill	6,896	n/a	n/a
Liabilities assumed	(508)	n/a	n/a
In-process research and development	300	n/a	n/a

	$8,928	$354

The tangible net assets acquired represent the historical net assets of Visual Circuits’ business as of May 28, 2004.  As required under purchase accounting, the assets and liabilities of Visual Circuits have been adjusted to fair value.

Focus performed an allocation of the total purchase price of Visual Circuits to its individual assets acquired and liabilities assumed.  Of the total purchase price, $300,000 has been allocated to in-process research and development (“IPRD”) and was charged to expense in the period the transaction closed.  Due to its non-recurring nature, the IPRD attributed to the Visual Circuits transaction has been excluded from the pro forma statements of operations.

In addition to the value assigned to the IPRD projects, Visual Circuits’ tangible assets and specific intangible assets were identified and valued.  The related amortization of the identifiable intangible assets is reflected as a pro forma adjustment to the Unaudited Pro Forma Condensed Combined Statements of Operations.  The identifiable intangible asset includes core/developed technology.

A portion of the purchase price has been allocated to developed technology and IPRD.  Developed technology and IPRD were identified and valued through interviews, analysis of data provided by the Visual Circuits business concerning development projects, their stage of development, the time and resources needed to complete them, if applicable, their expected income generating ability and associated risks.  The income approach, which includes an analysis of the cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing the developed technology and IPRD.

Where development projects had reached technological feasibility, they were classified as developed technology and the value assigned to developed technology was capitalized.  The developed technology is being amortized on a straight-line basis over its estimated useful life of three years.

Where the development projects had not reached technological feasibility and had no future alternative uses, they were classified as IPRD, which was expensed upon the consummation of the Reorganization Agreement.  The value was determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value as defined below.

•                                          Net cash flows.  The net cash flows from the identified projects are based on estimates of revenue, cost of sales, research and development costs, selling, general and administrative costs and income taxes from those projects.  These estimates are based on the assumptions mentioned below.  The research and development costs included in the model reflect costs to sustain projects, and include costs to complete to bring in-process projects to technological feasibility.

The estimated revenue is based on projections of Visual Circuits’ business for each in-process project.  These projections are based on its estimates of market size and growth, expected trends in technology and the nature and expected timing of new product introductions by Visual Circuits’ business and its competitors.

Projected gross margins and operating expenses approximate the Visual Circuits’ business recent historical levels.

•                                          Discount rate.  The discount rate employed in valuing the developed, core and in process technologies range from 20% to 40% and are consistent with the implied transaction discount rate.  A higher discount rate was used in valuing the IPRD, due to inherent uncertainties surrounding the successful development of the IPRD, market acceptance of the technology, the useful life of such technology and the uncertainty of technological advances, which could potentially impact the estimates described above.

•                                          Percentage of completion.  The percentage of completion for each project was determined using costs incurred to date on each project as compared to the remaining research and development to be completed to bring each project to technological feasibility.  The percentage of completion varied by individual project ranging from 10% to 90%.

If the projects discussed above are not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods.

Goodwill represents the excess of the purchase price over the fair value of the underlying net identifiable assets.

2.             Pro Forma Adjustments

The Focus Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations give effect to the allocation of the total purchase cost to the assets and liabilities of Visual Circuits based on their respective fair values and to amortization of the fair value over the respective useful lives. The pro forma combined income tax benefit does not represent the amounts that would have resulted had Focus and Visual Circuits filed consolidated income tax returns during the periods presented. The following pro forma adjustments have been made to the unaudited pro forma combined condensed consolidated statement of operations:

(A)                              To record the amortization of identifiable intangible assets related to the acquisition of Visual Circuits over their estimated useful life of three years as if the transaction occurred January 1, 2004.

(B)           To reflect the pro forma effect on the basic and diluted shares outstanding of the approximate 3.8 million shares of Focus stock issued to Visual Circuits’ stockholders had the transaction occurred January 1, 2004. The 3.8 million shares is based on the total consideration of approximately $8.7 million divided by the average closing price of Focus’ common stock of $2.29 for a range of trading days (January 23, 2004 through February 2, 2004) around the announcement date (January 28, 2004) of the Reorganization Agreement. The number of shares issued to Visual Circuits’ stockholders is based on the Reorganization Agreement. The fair value per share is based upon the trading range above.

3.             Pro Forma Net Loss Per Share

The pro forma basic and dilutive net loss per share are based on the weighted average number of shares of pro forma Focus voting common stock outstanding during each period plus the shares assumed to be issued in exchange for substantially all the assets of Visual Circuits. Dilutive securities are not included in the computation of pro forma dilutive net loss per share as their effect would be anti-dilutive.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and quarterly reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at 100 F Street, N.E., Washington, D.C. 20549. Our SEC filings are also available to the public from the SEC’s Website at “http://www.sec.gov.”

This prospectus provides you with a general description of the common stock being registered.  This prospectus is part of a registration statement that we have filed with the SEC. To see more detail, you should read the exhibits and schedules filed with our registration statement. You may obtain copies of the registration statement and the exhibits and schedules to the registration statement as described above.

Statements contained herein as to the contents of any contract or any other document referred to are not necessarily complete, and where such contract or other document is an exhibit to a document we have filed with the SEC, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is now made.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus “incorporates by reference” information that we have filed with the SEC under the Exchange Act, which means that we are disclosing important information to you by referring you to those documents. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document that also is, or is deemed to be, incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the following documents we filed with the SEC with the exception of those items deemed to be only furnished with the SEC:

Our SEC Filings (File No. 1-11860)	Date of Filing
Current Report on Form 8-K/A	July 20, 2004
Current Report on Form 8-K	January 4, 2005
Current Report on Form 8-K	March 8, 2005
Annual Report on Form 10-K for the year ended December 31, 2004	March 15, 2005
Current Report on Form 8-K	May 6, 2005
Current Report on Form 8-K	May 16, 2005
Annual Report on Form 10-K/A for the year ended December 31, 2004	May 16, 2005
Quarterly Report on Form 10-Q for the three months ended March 31, 2005	May 16, 2005
Current Report on Form 8-K	June 3, 2005
Current Report on Form 8-K/A	June 10, 2005
Current Report on Form 8-K	June 23, 2005
Current Report on Form 8-K	June 30, 2005
Current Report on Form 8-K	August 8, 2005
Quarterly Report on Form 10-Q for the three and six months ended June 30, 2005	August 15, 2005
Quarterly Report on Form 10-Q/A for the three and six months ended June 30, 2005	August 17, 2005
Current Report on Form 8-K	September 13, 2005
Current Report on Form 8-K	October 11, 2005
Current Report on Form 8-K	November 4, 2005
Current Report on Form 8-K	November 10, 2005
Current Report on Form 8-K	November 10, 2005
Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2005	November 14, 2005
Current Report on Form 8-K	November 28, 2005
Current Report on Form 8-K	December 6, 2005

We are also incorporating by reference any future documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended after the date of this prospectus and prior to the time all of the securities offered by this prospectus are sold. In no event, however, will any information that we disclose under Item 2.02 or Item 7.01 of any Current Report on Form 8-K or other information that we may from time to time furnish to the SEC (rather than file) be incorporated by reference into, or otherwise become a part of, this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Focus Enhancements, Inc.

1370 Dell Avenue

Campbell, California 95008

Attention:  Investor Relations

Phone:  (408) 866-8300

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Delaware General Corporation Law and our certificate of incorporation and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Focus pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

You should rely only on the information incorporated by reference or contained in this prospectus or any supplement.  We have not authorized anyone else to provide you with different or additional information.  You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or any supplement that may have a later date.  The selling stockholders are not making an offer of the common stock in any state where the offer is not permitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following statement sets forth the estimated amounts of expenses to be borne by the Company in connection with the offering described in this Registration Statement:

Registration fee under securities act	$250
Blue sky fees and expenses	2,500
Legal fees and expenses	10,000
Accounting fees and expenses	10,000
Printing and mailing costs	250
Miscellaneous fees and expenses	100

Total expenses	$23,100

* Estimated

Item 15.  Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or permits a Delaware corporation to grant, indemnity to present or former directors and officers, as well as certain other persons serving at the request of the corporation in related capacities.  This permitted indemnity is sufficiently broad to permit indemnification for liabilities arising under the Securities Act of 1933, including reimbursement for expenses incurred.

The indemnification authorized under Delaware law is not exclusive and is in addition to any other rights granted to officers and directors under the Certificate of Incorporation or Bylaws of the corporation or any agreement between officers and directors and the corporation. The registrant’s Certificate of Incorporation provides for the indemnification of directors, former directors and officers to the maximum extent permitted by Delaware law.  The registrant’s Certificate of Incorporation also provides that it may purchase and maintain insurance on behalf of a director or officer against liability asserted against the director or officer in such capacity.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 16.  Exhibits.

The following documents have been previously filed as Exhibits and are incorporated herein by reference except those exhibits indicated with an asterisk which are filed herewith:

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of August 30, 2000 among Focus, Videonics, and PC Video Conversion (1)

2.2	Agreement and Plan of Reorganization dated as of January 27, 2004 by and between Focus and Visual Circuits Corporation (21)

3.1	Second Restated Certificate of Incorporation of Focus (2)

Exhibit No.	Description

3.2	Certificate of Amendment to Second Restated Certificate of Incorporation of Focus (3)

3.3	Certificate of Amendment to Second Restated Certificate of Incorporation of Focus dated July 25, 1997 (4)

3.4	Restated Bylaws of Focus (2)

3.5	Certificate of Designation – Series B Preferred Stock (5)

3.6	Certificate of Amendment to Second Restated Certificate of Incorporation of Focus dated January 16, 2001 (19)

3.7	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of Focus dated January 8, 2003 (19)

3.8	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation dated March 12, 2004 (22)

3.9	Certificate of Designation – Series C Preferred Stock (22)

4.1	Specimen certificate for Common Stock of Focus (2)

4.2	Specimen certificate for Redeemable Common Stock Purchase Warrant (2)

4.3	Form of Warrant issued to various investors pursuant to Amendment No. 1 to Stock Subscription Agreement dated April 1996 (6)

4.4	Form of Warrant issued to the placement agent in the March 1997 Offering (6)

4.5	Form of Warrant dated September 10, 1997 issued to designees of the placement agent (7)

4.6	Form of Stock Purchase Warrant issued to AMRO International, S.A. (included as Exhibit A to the Common Stock and Warrants Purchase Agreement – see Exhibit 10.2) (8)

4.7	Stock Purchase Warrant issued to Union Atlantic, L.C. (9)

4.8	Form of Common Stock Purchase Warrant dated January 11, 2002 issued by Focus to five Investors (10)

4.9	Common Stock Purchase Warrant dated December 27, 2001 issued by Focus to vFinance (10)

4.10	Warrant issued to vFinance dated November 25, 2002 (19)

4.11	Form of Warrant to Investors dated July 1, 2003 (20)

4.12	Form of Common Stock Purchase Warrant issued to Investors and Placement Agent dated April 6-14, 2004 (23)

4.13	Form of Common Stock Purchase Warrant issued to Investors and Private Placement Agents dated November 16-17, 2004 (25)

4.14	Warrant to purchase common stock issued to Greater Bay Bancorp, dated November 15, 2004 (25)

4.15	Warrant to purchase common stock issued to Wall Street Communications dated June 1, 2004 (25)

4.16	Form of Common Stock Purchase Warrant issued to Investors and Private Placement Agents dated June 20-21, 2005 (27)

4.17	Form of Common Stock Purchase Warrant issued to Carl E. Berg, Keith L. Lippert and John W. Heilshorn dated June 28, 2005, February 22, 2005 and February 22, 2005, respectively (27)

4.18	Form of Common Stock Purchase Warrant issued to Investors and Placement Agent dated November 7, 2005 (29)

4.19	Warrant to purchase common stock issued to Crestline Consultancy Ltd, dated December 6, 2005*

4.20	Warrant to purchase common stock issued to Greater Bay Bancorp N.A., dated December 6, 2005*

Exhibit No.	Description

5.1	Opinion of Manatt, Phelps & Phillips, LLP*

10.1	1997 Director Stock Option Plan (11)

10.2	Common Stock and Warrants Purchase Agreement with AMRO International, S.A. (8)

10.3	Common Stock and Warrant Purchase Agreement, as amended, with BNC Bach International Ltd., Inc. (9)

10.4	Form of Registration Rights Agreement with BNC Bach International Ltd., Inc. (included as Exhibit B to the Common Stock and Warrant Purchase Agreement (9)

10.5	Agreement between Union Atlantic, L.C. and FOCUS Enhancements, Inc. confirming Reorganization Agreement to issue warrant in exchange for fee reduction (9)

10.6	Common Stock Warrant and Purchase Agreement with AMRO International, S.A. dated June 9, 2000 (8)

10.7	Promissory Note, dated October 26, 2000, from Focus Enhancements, Inc. to Carl Berg (12)

10.8	Security Agreement dated October 26, 2000, between Focus Enhancements, Inc. and Carl Berg (12)

10.9	2000 Non-Qualified Stock Option Plan (13)

10.10	Amendment No. 1 to Secured Promissory Note dated April 24, 2001 issue by Focus to Carl Berg (excludes exhibits B and C) (5)

10.11	Registration Rights Agreement dated May 1, 2001 between Focus and Carl Berg (5)

10.12	Promissory note issued to Carl Berg dated June 29, 2001 (14)

10.13	Termination Agreement between Focus and Euston dated January 11, 2002 (10)

10.14	Form of Common Stock and Warrant Purchase Agreement with four investors dated January 11, 2002 (10)

10.15	Form of Registration Rights Agreement with four investors dated January 11, 2002 (10)

10.16	1998 Non-Qualified Stock Option Plan (15)

10.17	Third Addendum to Lease Dated July 2, 1994, by and between H-K Associates (Lessor) and Focus Enhancements, Inc. (Lessee) for premises At 1370 Dell Ave, Campbell, California (16)

10.18	Employment agreement between Focus Enhancements and Brett Moyer (17)

10.19	Amended 2002 Non-Qualified Stock Option Plan (18)

10.20	Common Stock Purchase Agreement with two investors dated November 25, 2002 (excludes annexes) (19)

10.21	Registration Rights Agreement with two investors dated November 25, 2002 (19)

10.22	Common Stock and Warrant Purchase Agreement (excluding exhibits) with two investors dated July 1, 2003 (20)

10.23	Registration Rights Agreement with two investors dated July 1, 2003 (20)

10.24	Form of Securities Purchase Agreement (excluding exhibits) with investors dated April 5, 2004 (23)

10.25	Form of Registration Rights Agreement with investors dated April 5, 2004 (23)

10.26	2004 Stock Incentive Plan (24)

10.27	Form of Securities Purchase Agreement (excluding exhibits) with investors dated November 15, 2004 (25)

10.28	Form of Registration Rights Agreement with investors dated November 15, 2004 (25)

10.29	Loan and Security Agreement with Venture Banking Group dated November 15, 2004 (25)

10.30	First Amendment to Loan and Security Agreement with Greater Bay Bank dated as of March 15, 2005 (26)

10.31	Second Amendment to Loan and Security Agreement with Greater Bay Bank dated as of June 24, 2005 (26)

Exhibit No.	Description

10.32	Affirmation of Security Agreement, dated as of June 27, 2005, by and between the company and Carl E. Berg (26)

10.33	Form of Securities Purchase Agreement (excluding exhibits) with investors dated as of June 17, 2005 (27)

10.34	Form of Registration Rights Agreement with investors dated June 17, 2005 (27)

10.35	2004 Stock Incentive Plan, as Amended (28)

10.36	Form of Securities Purchase Agreement (excluding exhibits) with investors dated as of November 3, 2005 (29)

10.37	Form of Registration Rights Agreement with investors dated November 3, 2005 (29)

10.38	Form of Warrant Acquisition Agreement with placement agents and service providers (29)

10.39	Form of Third Amendment to Loan and Security Agreement between Venture Banking Group, a division of Greater Bay Bank N.A., and the company, dated December 1, 2005. (30)

14	Code of Ethics (22)

23.1	Consent of Deloitte & Touche LLP*

23.2	Consent of McGladrey & Pullen, LLP*

23.3	Consent of Manatt, Phelps & Phillips, LLP (see Exhibit 5.1)*

99.1	Power of Attorney (included in signature page).

*      Included.

1.	Filed as an exhibit to Focus’ Current Report on Form 8-K dated September 8, 2000, and incorporated herein by reference.

2.	Filed as an exhibit to Focus’ Registration Statement on Form SB-2 (No. 33-60248-B) and incorporated herein by reference.

3.	Filed as an exhibit to Focus’ Form 10-QSB for the period ended September 30, 1995, and incorporated herein by reference.

4.	Filed as an exhibit to Focus’ Form 10-QSB dated August 14, 1997, and incorporated herein by reference.

5.	Filed as an exhibit to Focus’ Amended Registration Statement on Form SB-2 (No. 333-55178) filed on August 9, 2001 as amended, incorporated herein by reference.

6.	Filed as an exhibit to Focus’ Registration Statement on Form S-3 (No. 333-26911) filed with the Commission on May 12, 1997, and incorporated herein by reference.

7.	Filed as an exhibit to Focus’ Form 8-K dated September 10, 1997, and incorporated herein by reference.

8.	Filed as an exhibit to Focus’ Registration Statements on Form S-3 (No. 333-81177) filed with the Commission on June 21, 1999, and incorporated herein by reference.

9.	Filed as an exhibit to Focus’ Registration Statement on Form S-3 (No. 333-94621) filed with the Commission on January 13, 2000, and incorporated herein by reference.

10.	Filed as an exhibit to Focus’ Amendment No. 3 to Registration Statement on Form SB-2 (No. 333-55178) filed on January 23, 2002, and incorporated herein by reference.

11.	Filed as an exhibit to Focus’ Registration Statement on Form S-8 (No. 333-33243) filed with the Commission on August 8, 1997, and incorporated herein by reference.

12.	Filed as an exhibit to Focus’’ Current Report on Form 8-K dated October 31, 2000, as amended by Focus’’ Current Report on Form 8-K/A dated November 2, 2000, and incorporated herein by reference.

13.	Filed as an exhibit to Focus’ Form S-8 (No. 333-57762) filed with the Commission on March 28, 2001, and incorporated herein by reference.

14.	Filed as an exhibit to Focus’ Amendment No. 4 to Registration Statement on Form SB-2 (No. 333-55178) filed on February 11, 2002, and incorporated herein by reference.

15.	Filed as an exhibit to Focus’ Form S-8 (No. 333-89770) filed with the Commission on June 4, 2002, and incorporated herein by reference.

16.	Filed as an exhibit to Focus’ Form l0-QSB dated August 14, 2002, and incorporated herein by reference.

17.	Filed as an exhibit to Focus’ Form l0-QSB dated November 14, 2002, and incorporated herein by reference.

18.	Filed as an Exhibit to Focus’ Registration Statement on Form S-8 (No. 333-115013) filed with the Commission on May 28, 2004, and incorporated herein by reference.

19.	Filed as an exhibit to Focus’ Form 10-KSB dated March 31, 2003, and incorporated herein by reference.

20.	Filed as an exhibit to Focus’ Registration Statement on Form S-3 (No. 333-108134) filed with the SEC on August 21, 2003, and subsequently amended, and incorporated herein by reference.

21.	Filed as an Annex to the proxy statement/prospectus included in the Focus’ Form S-4 (No. 333-112907) filed with the SEC on February 17, 2004, and incorporated herein by reference.

22.	Filed as an exhibit to Focus’ Form 10-K filed with the SEC on March 16, 2004, and incorporated herein by reference.

23.	Filed as an exhibit to Focus’ Form S-3 filed with the SEC on May 28, 2004 (No. 333-116031), and incorporated herein by reference.

24.	Filed as Appendix A to Focus’ Definitive Proxy Statement filed with the Commission on July 9, 2004, and incorporated herein by reference.

25.	Filed as an exhibit to Focus’ Registration Statement on Form S-3 filed with the SEC on December 13, 2004 (No. 333-121206) and incorporated herein by reference.

26.	Filed as an exhibit to Focus’ Form 8-K filed with the SEC on June 30, 2005 and incorporated herein by reference.

27	Filed as an exhibit to Focus’ Registration Statement on Form S-3 filed with the SEC on July 15, 2005 (No. 333-126629) and incorporated herein by reference.

28	Filed as an exhibit to Focus’ Form 8-K filed with the SEC on October 4, 2005 and incorporated herein by reference.

29	Filed as an exhibit to Focus’ Form 8-K filed with the SEC on November 10, 2005 and incorporated herein by reference.

30	Filed as an exhibit to Focus’ Form 8-K filed with the SEC on December 6, 2005 and incorporated herein by reference.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a) (3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)  If the registrant is relying on Rule 430B:

(A)          Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)           Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the intial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)  If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question to whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campbell, State of California, on December 7, 2005.

FOCUS ENHANCEMENTS, INC.

By:	/s/ Brett A. Moyer
Brett A. Moyer
President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints each of Brett Moyer and Gary L. Williams, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and additions to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brett A. Moyer	President, Chief Executive	December 7, 2005
Brett A. Moyer	Officer and Director

/s/ Gary L. Williams	Vice President of Finance	December 7, 2005
Gary L. Williams	& Chief Financial Officer
(Principal Accounting Officer)

/s/ N William Jasper, Jr.	Chairman of the Board	December 7, 2005
N William Jasper, Jr.

/s/ Carl E. Berg	Director	December 7, 2005
Carl E. Berg

/s/ William B. Coldrick	Director	December 7, 2005
William B. Coldrick

/s/ Michael L. D’Addio	Director	December 7, 2005
Michael L. D’Addio

Director
Tommy Eng

/s/ Sam Runco	Director	December 7, 2005
Sam Runco

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Manatt, Phelps & Phillips, LLP

4.19	Warrant to purchase common stock issued to Crestline Consultancy Ltd, dated December 6, 2005

4.20	Warrant to purchase common stock issued to Greater Bay Bancorp, dated December 6, 2005

23.1	Consent of Deloitte & Touche, LLP

23.2	Consent of McGladrey & Pullen, LLP

23.3	Consent of Manatt, Phelps & Phillips, LLP (see Exhibit 5.1)

24.1	A Power of attorney is set forth on the signature page of the Registration Statement